December 16, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Andrew Blume

    Michael Kennedy

    Mara L. Ransom

    Sondra Snyder

Re:	Azure Power Global Limited

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted May 27, 2015

CIK No. 0001633438

Ladies and Gentlemen:

This letter on behalf of Azure Power Global Limited (the “Company”) is in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated June 15, 2015 regarding the above-referenced Draft Registration Statement on Form F-1 (CIK No. 0001633438) submitted to the Commission on May 27, 2015 as the third confidential submission (the “Draft Registration Statement”). For your convenience, each of the Staff’s comments has been set forth below in bold italics, and our response to that comment immediately follows. The Company has also revised the Draft Registration Statement in response to the Staff’s comments and is publicly filing its Registration Statement on Form F-1 on EDGAR (the “Registration Statement”) that reflects these revisions and updates and clarifies certain other information.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Page references in the text of this response letter correspond to page numbers in the Registration Statement. References to “we,” “our” or “us” mean the Company.

Response to Staff Comments

Risk Factors

Risks Related to Our Equity Shares and This Offering

You may be subject to Indian taxes . . . , page 44

1.	Please revise your disclosure here to state, as you do on page 162, that “[s]ubstantially all of [your] assets are located in India.”

The Company acknowledges the Staff’s comment and has revised the disclosure on page 44 of the Registration Statement.

Business

Operational Projects

State of Rajasthan, page 114

2.	We note your disclosure that your Rajasthan 3 portfolio of three projects, which commenced operations in May 2015, has a PPA that includes Viability Gap Funding (VGF). Please tell us how you account for the VGF associated with these projects and the authoritative guidance you relied upon in developing your accounting policy.

Viability Gap Funding (“VGF”) is a grant provided by the Indian government to incentivize the development of solar power projects in India. When the right to develop a solar project with VGF is auctioned by the Indian government, the Company is required to bid for the amount of VGF to be received. The main objective of using VGF is to allow solar developers to reduce the tariff they charge the utilities purchasing the power generated from the solar power plant. In the absence of such VGF, the tariff charged to the purchaser would be higher. Accordingly, projects which receive VGF have lower ongoing monthly fixed tariffs to be paid by the distribution companies purchasing the power provided by such projects.

During the period ended June 30, 2015, the Company has commenced operation of plants with VGF. The Company has reviewed its accounting policy with respect to VGF, and its evaluation is summarized below.

Government grants other than tax grants are not specifically addressed in U.S. GAAP. The accounting for government grants received has been addressed in International Financial Reporting Standards (“IFRS”) in International Accounting Standards No. 20, Accounting for Government Grants and Disclosure of Government Assistance (IAS 20). The Company has followed the authoritative guidance outlined in paragraph 4 of IAS 20, which provides that government grants are of two types:

1.	Grants related to assets are government grants whose primary condition is that an entity qualifying for them should purchase, construct or otherwise acquire long-term assets. Subsidiary conditions may also be attached restricting the type or location of the assets or the periods during which they are to be acquired or held.

2.	Grants related to income are government grants other than those related to assets.

According to IAS 20, the proceeds from grants related to income should be recorded as deferred revenue. Revenue should be recorded in proportion to the income produced during the period compared to the total estimated income to be produced over the term of the contractual arrangement being incentivized.

The Company has therefore concluded that VGF more closely represents a grant related to income as it is provided to compensate for the revenue loss which the Company will incur by selling power at a lower tariff.

The Company has included the following accounting policy for VGF in its financial statements as of June 30, 2015:

The Company records the proceeds received from VGF on fulfillment of the underlying conditions as deferred revenue. Such deferred revenue is recognized as sale of power according to the proportion of the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreements pursuant to the Company’s revenue recognition policy.

3.	Please tell us the specific nature of currently known types of government grants which may be available to you in the future and whether you anticipate that any of these grants may be asset type grants rather than income type grants. If so, please also tell us how you plan to account for any asset type grants.

The Company is currently eligible to receive two types of grants – VGF and grants for rooftop power projects . For discussion on the accounting for VGF, please refer to the response to comment 2 above.

Grants for rooftop power projects are available to solar project developers that construct rooftop power projects within specified time deadlines. Upon completion of the project, 20% of the project cost is reimbursed as a grant and 5% of the project cost is reimbursed after each of the first two years of service, resulting in 30% of the cost of the project being reimbursed through the grant.

Grants for rooftop power projects are intended to reduce the overall cost of the project to the solar project developer that constructs the rooftop power project. As a result, the Company accounts for these grants as asset type grants. A grant is recorded once there is a reasonable assurance that the Company will comply with the conditions attached to it and the timing of the receipt of the grant and the amount of grant are clearly determined, as evidenced by approval of the grant by the relevant government authorities. The grant is then accounted for as a reduction to the property plant and equipment’s carrying value, as it is intended to reduce the overall cost of the project.

The Company has received asset type government grants for construction of rooftop solar plants amounting to Rs.11,700,000 (approximately US$185,000 as of June 30, 2015). The Company has recorded these proceeds as a reduction of the carrying value of the related rooftop solar power project. This results in the asset being recorded at a lower amount and a lower depreciation expense per year over the life of the asset.

Financial Statements for the Year Ended March 31, 2014 and 2013

Note 2. Summary of significant accounting policies

r) Revenue recognition, page F-14

4.	We note your response to comment 7 and your statement that you are recognizing revenues from your Gujarat 1 Project PPA “on a straight-line basis by applying the average rate per kilowatt hour to the estimated energy output over the 25 year term of the PPA.” Please clarify what you mean by this statement and specify how your treatment complies with ASC 980-605-25-11b. For example, if you are estimating total revenues over the entire 25 year contract and are recognizing 1/25th each year, clarify how your policy results in revenues for a period that equate to “kilowatt hours made available during the period multiplied by the estimated average revenue per kilowatt hour over the term of the contract.”

The Company notes the Staff’s comment and has revised the disclosure on pages F-14 and F-15 to remove the use of the term “straight-line” and to better explain how such revenue is being calculated.

The Company followed the authoritative guidance outlined in ASC 980-605-25-11 in accounting for this arrangement which states that “for a power sales contract that contains scheduled price changes a nonutility generator shall recognize as revenue the lesser of the following:

a. The amount billable under the contract

b. An amount determined by the kilowatt hours made available during the period multiplied by the estimated average revenue per kilowatt hour over the term of the contract”

The revenue recognized each year under this contract is not 1/25 of the total estimated revenue over the entire 25 year term of the PPA. To compute the revenue under ASC 980-605-25-11b, the Company has:

a.	estimated the total kilowatt hour units expected to be generated over the entire 25 year term of the PPA. The estimated annual energy output of a project is calculated using its current operating plant load factor, rated capacity of the project and the annual estimated decrease in rated capability of the solar panels, which is based on the technology used for the project;

b.	this total (a) is then multiplied by the two rates under the PPA (one rate for the first 12 years and a different rate for the remaining 13 years) to arrive at the total estimated revenue over the entire 25 year term of the PPA; and

c.	this total estimated revenue (b) is divided by the units expected to be generated over the entire 25 year term of the PPA (a) to arrive at the average revenue rate per kilowatt hour (c).

Revenue is recognized based on kilowatt hours generated during a period multiplied by the average revenue rate per kilowatt hour (c). The Company reassesses the kilowatt hour unit output estimated over the remaining term of the PPA, at least annually, and adjusts the revenue recognized and deferred to date accordingly.

For example, assume the Company estimates the kilowatt hour units to be generated in the first year to be 100 with 0.5% annual degradation. This result in the total kilowatt hour units expected to be generated over the entire 25 years of the PPA to be 2,355. At a billing rate of Rs. 15 per year for the first 12 years and Rs. 5 per year for the remaining 13 years, the total estimated revenue amounts to Rs. 23,453. The average revenue per kilowatt hour is then computed by dividing the total estimated revenue with the estimated total kilowatt hour units expected to be generated over the entire 25 years of PPA (Rs. 23,453/ 2,355= Rs. 9.95 per kilowatt hour unit). Therefore the revenue in the first year would amount to Rs. 995 (units expected in the first year multiplied by the average revenue rate per kilowatt hour i.e., 100 kilowatt hour units multiplied by Rs. 9.95 per kilowatt hour unit). The difference between actual billing (Rs. 15 x 100) and revenue recognized is presented as deferred revenue which amounts to Rs. 505 (Rs. 1,500 - Rs. 995).

Note 10. Long term debt, page F-22

5.	We note your response to comment 8. Please tell us whether the restricted net assets of your consolidated and unconsolidated subsidiaries and the parent company’s equity in the undistributed earnings of 50 percent or less owned persons would exceed 25 percent of your consolidated net assets at either of the March 31, 2014 or September 30, 2014 testing dates if you did not treat the compulsory convertible debentures of the holder whose debentures do not convert upon consummation of the IPO, but instead convert upon the expiration of the lock-up period, as having been converted at each of those dates. If so, please tell us what consideration you gave to providing the disclosures required by Rule 4-08(e) of Regulation S-X.

The Company respectfully advises the Staff that pursuant to the terms of the Shareholders Agreement among the Company and its shareholders, which will be filed as Exhibit 10.2 to the Registration Statement by an amendment, it has been agreed that all convertible securities; including the compulsory convertible debentures, will convert to equity shares immediately prior to closing of the IPO. On this basis, the Company respectfully submits that its rationale for not making the disclosures under Rule 4-08(e) of Regulation S-X is as set forth in our letter to the Staff dated May 27, 2015 (comment 8).

***

We hope that the foregoing has been responsive to the Staff’s comments. Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey
Thomas J. Ivey, Esq.

cc:	Azure Power Global Limited

Inderpreet Wadhwa

Sandeep Chopra

cc:	Latham & Watkins LLP

Kirk A. Davenport II, Esq.

Wesley C. Holmes, Esq.

Ernst & Young Associates LLP

Kapil Jain